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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                              XPEDITE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    983929100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|     Rule 13d-1(b)

                  |X|     Rule 13d-1(c)

                  |_|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages



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CUSIP No.  983929100

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PATRICOF & CO. VENTURES, INC. / 13-2647531

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK

                       5     SOLE VOTING POWER
                             -0-

      NUMBER OF        6     SHARED VOTING POWER
       SHARES                -0-
    BENEFICIALLY
      OWNED BY         7     SOLE DISPOSITIVE POWER
        EACH                 -0-
      REPORTING
       PERSON          8     SHARED DISPOSITIVE POWER
         WITH                -0-

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0%

12       TYPE OF REPORTING PERSON (See Instructions)
         CO



                                Page 2 of 6 pages



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Item 1.     (a)   Name of Issuer:

                                  XPEDITE SYSTEMS, INC.

            (b)   Address of Issuer's Principal Executive Offices:

                           446 HIGHWAY 35, EATONTOWN, NJ 07724

Item 2.     (a)   Name of Person Filing:

                           PATRICOF & CO. VENTURES, INC.

            (b)   Address of Principal Business Office or, if none, Residence:

                           445 PARK AVENUE, NEW YORK, NY 10022

            (c)   Citizenship:

                           NEW YORK

            (d)   Title of Class of Securities:

                           COMMON STOCK

            (e)   CUSIP Number:

                           983929100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
            (b) |_|   Bank as defined in section 3(a)(6) of the Act (15
                      U.S.C. 78c).
            (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
            (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
            (e) |_| Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
            (f) |_| Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

                                Page 3 of 6 pages



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            (g) |_|   Parent holding company or control person in accordance
                      with Section 240.13d-1(b)(1)(ii)(G).
            (h) |_|   Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).
            (i) |_|   A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3).
            (j) |_|   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            (a)      Amount Beneficially Owned:          -0-*

            (b)      Percent of Class:         0%

            (c)      Number of Shares as to which the person has:

                     (i)   sole power to vote or direct the vote    -0-*

                     (ii)  shared power to vote or direct the vote  -0-*

                     (iii) sole power to dispose or direct the disposition of
                                            -0-*

                     (iv)  shared power to dispose or direct the disposition of
                                            -0-*

                     *SEE RIDER A ATTACHED

Item 5.     Ownership of Five Percent or Less of a Class:

                     If this statement is being filed to report the fact
            that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |X|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

                     NOT APPLICABLE




                                Page 4 of 6 pages


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Item 7.  Identification and Classification of the Subsidiary which Acquired the
         Security Being Reported on by the Parent Holding Company:

                     NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group:

                     NOT APPLICABLE

Item 9.  Notice of Dissolution of Group:

                     NOT APPLICABLE

Item 10. Certification

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PATRICOF & CO. VENTURES, INC.

                                       BY:  /s/ Alan Patricof
                                            -----------------------------------
                                            Name:  Alan Patricof
                                            Title:    Co-Chairman of the Board



Date:  February 8, 1999

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                                     RIDER A

PATRICOF & CO. VENTURES, INC. ("PATRICOF") WAS DEEMED TO BE THE BENEFICIAL OWNER OF COMMON STOCK OWNED BY APA EXCELSIOR III, A DELAWARE LIMITED PARTNERSHIP ("EXCELSIOR III"), BY APA EXCELSIOR III/OFFSHORE, L.P., A DELAWARE LIMITED PARTNERSHIP ("OFFSHORE"), BY APA/FOSTIN PENNSYLVANIA VENTURE CAPITAL FUND, A PENNSYLVANIA LIMITED PARTNERSHIP ("PENN") AND BY COAL PENSION VENTURE NOMINEES, LTD., A U.K. COMPANY ("COAL"). EACH OF SUCH ENTITIES IS MANAGED OR ADVISED BY PATRICOF AND, AS SUCH, PATRICOF WAS DEEMED TO HAVE SHARED VOTING AND DISPOSITIVE POWER WITH THE GENERAL PARTNERS OF EXCELSIOR III, AND PENN AND OFFSHORE WITH RESPECT TO SHARES OF COMMON STOCK OWNED BY EXCELSIOR III, PENN AND OFFSHORE AND SOLE VOTING AND DISPOSITIVE POWER WITH RESPECT TO SHARES OF COMMON STOCK OWNED BY COAL.

                                Page 6 of 6 pages